UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to
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Indicate by check mark if the registrant is submitting the Form 6-K in
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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:



1. Press release dated Oct. 8, 2009, relating to Tongxin
   International Ltd. Secures Second "On-Site" Manufacturing Contract with Leading Commercial Vehicle Manufacturer

-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: Oct. 8, 2009


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated Oct. 8, 2009, relating to Tongxin
   International Ltd. Secures Second "On-Site" Manufacturing Contract with Leading Commercial Vehicle Manufacturer



============================================================================
CHANGSHA, China, October 8, 2009 /Xinhua-PRNewswire-FirstCall/-- Tongxin International, Ltd. (Nasdaq: TXIC-News), a China-based manufacturer of engineered vehicle body structures("EVBS"), today announced a new contract with a leading Chinese commercial vehicle manufacturer to manufacture and assemble Tongxin's cab model 1280 on-site and in the customer's production facilities in China.

Tongxin reported that it will design the dies and moulds and ship them to the customer where a team of Tongxin staff will work on the customer's production line to assemble its model 1280,a cab-over-engine, for heavy duty commercial trucks. Tongxin's manufacturing and assembly team will stamp the truck cab parts, assemble and weld the cab and deliver unpainted cabs to the manufacturers' paint line for painting and interior fittings prior to final assembly on a finished truck. The customer opted to have Tongxin assemble its cabs on-site instead of purchasing the complete cab bodies direct from Tongxin to reduce shipping expense and capitalize on Tongxin's expertise in building EVBS. Assembly began in October at the manufacturer's facility under a 3-year contract running through September, 2012. In addition to their in-house manufacturing of the model 1280 cab, Tongxin will continue to ship the customer several other models from its manufacturing plant in Changsha.

This is the second such type of contract involving manufacturing on the part of Tongxin at a customer's assembly plant. On August 4, 2009, the Company announced the first contract with another leading commercial vehicle manufacturer. Both customers are considered "top-ten" customers of the Company's more than 130-strong customer base in 21 sales regions throughout China.

"It is encouraging to see that this trend in localized manufacturing on our customer's line is beneficial for both parties," stated Duanxiang Zhang, Vice Chairman and CEO of Hunan Tongxin. "A contract of this type significantly develops our relationship with our customer base as it offers both a traditional option of shipments from our manufacturing sites to the customer, or, if they find it beneficial, our team assembling our designs on our customer's site. We are pleased to see our customer's turning to us for collaborative options."

About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests
dies used in the vehicle body structure manufacturing process.   EVBS
consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For more information, please contact:

COMPANY:

Mr.   Rudy Wilson, CEO
Tel:  248-593-8330
Email:  rudy@txicint.com

Ms.   Jackie Chang, CFO
Tel:  626-660-7117
China:  +86-13467553808
Email:  jackie@txicint.com
Web:  www.txicint.com


John Mattio
HC International, Inc.
Tel: +1-914-669-5340
Email: john.mattio@hcinternational.net